June 21, 2006

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549-0404

Re:   Alternative Construction Company, Inc.
      Registration Statement on Form SB-2D
      Response to SEC letter dated April 25, 2006
      File No. 333-128191

Dear Ms. Long:

      Please find our responses listed below to the SEC letter referenced above.

General

1. In the cover letter accompanying your next amendment, please indicate any and all changes made to the registration statement and by accurately marking the addition and deletion of text in the registration statement. In this regard, we note that you have made changes made in the Research and Development and Regulatory Matters sections in response to comments 22 and 23 of our February 8, 2006 letter that have not been marked as additions. Please review your registration statement closely and note all future additions and deletions. Refer to Rule 472(a) of Regulation C and Rule 310 of Regulations S-T.

Response

In accordance with the above comment, please take notice of the following revisions or additions to the above referenced filing:

      A. Removed MD&A comparison of the years ended December 31, 2004 to 2003 and all applicable references to 2003 throughout the document.

      B. Added in financial statements for the three months ended March 31, 2006 and the respective discussions and comparisons throughout the document.

      C. Updated the document for changes in the business to reflect the most current activity.

      D. In the MD&A section, moved the following sections to the beginning of the section: "Critical Accounting Policies", Recent Accounting Pronouncements" and "Off Balance Sheet Arrangements".

      E. Corrected immaterial errors in the audit of the period January 21, 2005 (date of acquisition) through December 31, 2005, as follows:

            i.    Removed  "and   Deficit"  from  the  title  of  "Statement  of
                  Operations"

            ii. Removed the percent of revenue column from the Statement of Operations

            iii. Note 2 - Notes Receivable - Corrected the principal balance from $303,000 to $300,000

            iv. Note 4 - Inventory - The balances in the prior submission did not tie to the Balance Sheet thus the corrections to the footnote has been made.

Registration Statement on Form SB-2D
Response to SEC letter dated April 25, 2006
File No. 333-128191

      F. In the Convertible Notes section, the note was referred to as being with Willis Kilpatrick. The correction has been made to show that the note is with Southern Residential Enterprises, a company owned by Mr. Kilpatrick, a director in ACC.

      G. In the Security Ownership of Beneficial Owners And Management section, the table was updated for March 31, 2006 and applicable warrants that had become exercisable. Also, percents were changed due to the change of the total stock due to this later filing and/or for correctional purposes.

2.    Please update your financial statements to the period ended March 31, 2006

Response

The financial statements have been updated as requested.

3. We note that on page 24 of your SB-2, Amendment No. 4, you state that you and your distributors are currently in discussions and/or negotiations with the governments of, and/or private companies in, a number of countries, including Sudan. In light of the fact that Sudan has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury
      Department's Office of Foreign Assets Control and export controls administered by the U.S. Commerce Department's Bureau of Industry and Security, please describe for us the extent and nature of your past, current, and anticipated contacts with the Sudan, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements. Describe any contacts with the Sudanese government and/or entities controlled by or affiliated with the Sudanese government. Discuss the materiality to you of any contacts with Sudan and your review as to whether those contacts constitute a materials investment risk for your security holders, providing both your conclusions and your underlying analysis.

Response

In an effort to clarify our company's plan to transact business outside of the United States, we have removed language previously appearing on pages and sections listed herewith in the redlined version of the filing:

Page 5 (ss.Prospectus Summary and ss.The Company); Page 7 (ss.Risk Factors); Page 12 (ss.Overview); Page 19 (ss.Cash & Liquidity), Page 21 (ss.Overview and ss.Products and Services - Structural Insulated Panels (SIPS), Page 23 (ss.Product Distribution and Customers), Page 24 (ss.Competition) and Page 25 (ss. Manufacturing and ss.Marketing). We've removed the language above specific to transacting business anywhere outside of the United States. The Company acknowledges that it has previously sought out certain business opportunities within the international market and through our presentation at the United Nations, but due to the unstable political and social challenges in those countries previously listed in earlier filings, ACC has made the decision to dedicate its focus solely on the domestic marketplace at this time.

To be specific, ACC has never transacted business in the Sudan, nor has our company made any affiliations with any government official or private entity in the Sudan. ACC has no past, current or future contracts, product sales or orders with the Sudanese government and/or entities controlled by or affiliated with the Sudanese government. There is no material investment risk for ACC security holders because our company has no previous, current or future plans to directly or indirectly transact business in the Sudan through the Sudanese government or with any private entity.

Registration Statement on Form SB-2D
Response to SEC letter dated April 25, 2006
File No. 333-128191

4. On page 22 of your SB-2, Amendment No. 4, you state that under the terms of your distribution and sales agreement with International Construction Technologies, Inc. and Global Resources and Solutions Corporation, ICT has exclusive rights to any country within the territory of Central and South America, Eastern Europe, Middle East, Central Asia, Russia, and Africa. Please advise us whether under this agreement your products have been or will be distributed into Cuba, Iran, Libya, North Korea, and/or Syria, the other countries currently identified by the U.S. government as state sponsors of terrorism. If your products have been or will be distributed into any of these countries as is requested in the prior comment regarding your contacts with Sudan.

Response

As previously stated Acc has made the decision to focus its business solely in the United States at this time. With that in mind, we have removed language relevant to ICT and GRSC on page 23 (ss.Product Distribution and Customers) and page 24 (ss.General), Exhibit 10.21 ICT Distributor Agreement, Exhibit 10.22 Non exclusive Distributor Agreement and Exhibit 10.23 LOI with Chad because said agreements are no longer material to this filing due to the change in the company's sales plan and focus.

Moreover, to date these contracts have not generated any sales or product orders in any country or in the United States, nor do we anticipate any sales or revenue to be generated from these agreements. The company is aware of the U.S. Treasury's Department's restrictions relating to U.S. companies conducting business in certain foreign countries and will transact all business in absolute compliance with any such U.S. law. None of the company's products have been, or will, be distributed into the Sudan, Cuba, Iran, Libya, North Korea or Syria.

5. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S. designated state sponsors of terrorism, Illinois, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states; and Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by those actions.

Response

The company is aware of the investment/divestment policies of various states, colleges, universities and other entities. The company's current and future business activities are not, nor will they be in, violation of any such laws or regulations. The company is not now, and will not transact business in Sudan, Cuba, Iran, Libya, North Korea, Syria or any other country that would violate U.S law. Therefore, there will not be any impact of investor sentiment evidenced by such actions.

Registration Statement on Form SB-2D
Response to SEC letter dated April 25, 2006
File No. 333-128191

Calculations of Registration Fee - Page 2

6. We note that you reference a $.25 per share selling price in Footnote 2. This appears to contradict with the $2.65 per share selling price included in your table. Please revise to clarify.

Response

The selling price has been correctly referenced at $2.65 per share.

      Risk Factors, page 7

7. We note your reference to the going concern issued on the Predecessor's financial statements for the year ended December 31, 2005. Please update your discussion to include the year ended December 31, 2005.

Response

We have modified the paragraph to read as follows:

WE MAY NEED ADDITIONAL FINANCING TO MEET CASH FLOW REQUIREMENTS. We incurred substantial losses for the period January 21, 2005 (date of acquisition) through December 31, 2005 offset with a profitable trend that began in the third quarter of 2005 and continued for the three months ended March 31, 2006. We have a negative cash flow and a working capital deficit. The Company required additional financing for working capital from the date of acquisition through the current period to overcome a negative cash flow from operations. As a result, our auditors have qualified their report on our Predecessor's financial statements for the period January 21, 2005 (date of acquisition) through December 31, 2005 with respect to their ability to continue as a going concern. If we are unable to obtain future financing the daily operations of the company would eventually become strained to the point that ongoing operations would not be possible. In addition, the company is dependent on purchasing materials from outside vendors to manufacture its products. Should cash flow not be sufficient to support these relationships, in addition to financing not being available, it would become increasingly difficult to support ongoing operational expenses associated with the company's business. There is no guarantee that we will succeed in obtaining additional financing, or if available, that it will be on terms favorable to us, or that raw material prices will be in the range necessary to support ongoing operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

8. Please disclose who you bought Universal Safe Structures from. Also, because it appears that you were one of the original shareholders of ProSteel, it is unclear from whom you "acquired" the shares of ProSteel. Please revise to clarify the ownership of Universal Safe Structures and ProSteel prior to you "acquisition" of those entities.

Response

Both ProSteel Builders Corporation and Safe Room, Inc. were incorporated and founded by Avante Holding Group, Inc. These entities were not bought nor acquired from any previous owner. After the entities were incorporated by Avante Holding Group, Inc., Safe Room, Inc. filed a name change with the Secretary of State of Florida and the company name was changed to Universal Safe Structures, Inc. of which Avante Holding Group, Inc. retained 20% of the initial issued shares and sold 80% of the remaining initial issued shares to ACC. We have clarified the disclosure on page 12 accurately reflect reflect these fact.

Registration Statement on Form SB-2D
Response to SEC letter dated April 25, 2006
File No. 333-128191

9. Please disclose clearly that ProSteel had no operations prior to you acquisition of it, since it appears to have been formed the same month as your acquisition. Please also explain why you acquired ProSteel.

Response

ProSteel was formed as a separate entity to build structures utilizing the ACC ACTech PanelTM and did not operate as a company prior to its incorporation date of April 25, 2005. ProSteel was not acquired nor bought from any previous owner. ProSteel was incorporated as a separate entity that would function as a construction company using the ACTech PanelTM in the residential and commercial construction marketplace.

10. Please discuss the reasons for the differences in operating losses in 2005 as compared to 2004.

Response

We have modified the paragraph to read as follows:

For the period January 21, 2005 (date of acquisition) through December 31, 2005, we reported operating losses of approximately $73,000 and overall losses of approximately $318,000, compared to our Predecessor's operating losses of approximately $882,000 and overall losses of $889,000 for the year ended December 31, 2004. The decrease in the operating loss as compared to 2004 is primarily due to increased revenues and the reduction in the cost of goods sold as a percent of revenues. The overall loss for 2005 reflects the related interest expense for the financing of working capital throughout 2005.

11. We reissue comment 13 of our February 8, 2006 letter. You continue to include redundant disclosures, which is unnecessary and confusing. Please refer to the Summary Financial Information provided on pages 12 and 15 and the repetition of paragraphs from the Overview section in the Results of Operations.

Response

This section has been rewritten to omit redundancy. There is now one Overview Section which speaks about the Company but does not discuss numbers, etc. With the inclusion of the March 31, 2006 financials and the respective comparison to the period January 21, 2005 (date of acquisition) through March 31, 2005, this submission includes separate discussions on these two periods as well as the comparison discussion of January 21, 2005 (date of acquisition) through December 31, 2005 compared to the year ended December 31, 2004 for our Predecessor. The section in the previous submission that compared the year ended December 31, 2004 to the year ended December 31, 2003, both of our Predecessor, has been removed as that comparison is no longer applicable. We now have "Cash and Sources of Liquidity" Section.

      Critical Accounting Policies, page 14

12. We note that you continue to refer to SAB 101 instead of SAB 104. Please update as appropriate.

Registration Statement on Form SB-2D
Response to SEC letter dated April 25, 2006
File No. 333-128191

Response

We have modified the paragraph to read as follows:

Revenue Recognition: We recognized revenue on our products in accordance with the Securities Exchange Commission (SEC) Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements", which contain revisions to Topic 13: Revenue Recognition, in the Staff Accounting Bulletin No. 101. Under these guidelines, we deferred revenue recognition on transactions if any of the following existed: persuasive evidence of an arrangement did not exist, title had not transferred, product payment was contingent, the price was not fixed or determinable, or payment was not reasonably assured. We accrued a provision for estimated returns concurrent with revenue recognition.

      Cash and Sources of Liquidity, page 17

13. The discussion of your long and short-term debt is confusing. The second paragraph in this section states that you currently have outstanding $481,943 in long-term debt but the next paragraph states that you have more than $490,986 in long-term debt outstanding.

Response

We have modified the paragraph for the disclosure that one number is the total long-term debt, both the current and non-current portion whereas the other number is only the long-term portion of the long-term debt. The paragraphs now read as:

The Company entered into a long-term debt arrangement with Interbay Funding LLC in March 2005 in the amount of Four Hundred Thirty Thousand Five Hundred Dollars ($430,500). The note is due on April 2020 with an interest rate of 9%. The note was secured by as a personal guarantee of the Michael W. Hawkins, the Chief Executive Officer. As of December 31, 2005 the current balance is Four Hundred Eighteen Thousand Six Hundred and Twenty ($418,620) Dollars under M&T Mortgage Corporation, a subsequent purchaser and holder of the note. The Company assumed, as part of the Acquisition of the assets of QMS, the ongoing long term debt with Merchants and Planters Bank. The loan bears interest at 7.49% and as of December 31, 2005 the outstanding balance was Seventy-Two Thousand Three Hundred Sixty-Six ($72,366) Dollars. The remaining portion of the long term debt consists of multiple capital leases and a note with Dell Financial Services for Computer and related peripherals.

    As of December 31, 2005, the short-term debt balance of Two Million Six Hundred Twenty-Eight Thousand Five Hundred and Ninety-Four ($2,628,594) Dollars (does not include the current portion of the long-term debt) include One Million Seven Hundred Thirty-Four Thousand Two Hundred and Ninety-Eight ($1,734,298) Dollars will convert to equity as part of this filing and the shares will be registered accordingly. This registration statement is registering the resale of the common stock underlying this convertible debt rather than registering the conversion of the debt.

14. Please disclose the terms of your short-term debt.

Response

The following modification to the current discussion as well as the table has been added:

Registration Statement on Form SB-2D
Response to SEC letter dated April 25, 2006
File No. 333-128191

      As of March 31, 2006, the short-term debt balance of Two Million Six Hundred Eleven Thousand Five Hundred and Nine ($2,611,509) Dollars (does not include the current portion of long-term debt) include One Million Seven Hundred Thirty-Four Thousand Two Hundred and Ninety-Eight ($1,734,298) convert to equity as part of this filing and the shares will be registered accordingly. This registration statement is registering the resale of the common stock underlying this convertible debt rather than registering the conversion of the debt. The following table reflects the short-term debt of the Company as of March 31, 2006:

   JMB Associates, principal, accrued and unpaid interest
   at 18.00% per annum.  Due on June 1, 2006.                         $301,317

   JMB Associates, principal, accrued and unpaid interest
   at 18.00% per annum.  Due on June 1, 2006.                         $433,133

   Sharon Beshara, principal, accrued, and unpaid interest
   at 24% per annum on revolving 30-day term.  Note is
   extended every 30 days.   Due on June 1, 2006.                      $86,323

   Antoinette Pace, principal, accrued, and unpaid interest
   at 24% per annum on revolving 30-day term.  Notes are
   extended every 30 days. The amount is guaranteed by
   Avante Holding Group, Inc.  Due on June 1, 2006.                   $260,743

   Edward Beshara, principal, accrued, and unpaid interest
   at 24% per annum on revolving 30-day term.  Note is
   extended every 30 days.   The amount is guaranteed by
   Avante Holding Group, Inc.  Due on June 1, 2006.                   $101,500

   Antoinette Pace and James Beshara, principal, accrued,
   and unpaid interest at 24% per annum on revolving 30-day
   term.  Note is extended every 30 days.   The amount is
   guaranteed by Avante Holding Group, Inc.  Due on June 1, 2006.     $200,000

   Paul Janssens, principal and interest at 12.00% per annum.
   Due on June 30, 2006.                                              $629,894

   South Residential Enterprises, principal and interest at 10.00%
   per annum.  The note may be converted into equity if the Company
   is actively trading as on OTC stock.                               $114,921

   Cecil H. Harmon, principal and interest at 10% per annum.  Due on
   August 1, 2006.                                                     $11,327

   Avante Holding Group, revolving credit, principal and interest at
   Prime plus 4% per annum.  Due on October 2006.                     $377,351

Registration Statement on Form SB-2D
Response to SEC letter dated April 25, 2006
File No. 333-128191

   PhoenixSurf.com, principal.  Non-interest bearing note.
   The note is convertible into common stock of the Company
   at the time of registration at the per share price of $2.65.        $75,000

   Steves Rodriguez, convertible promissory note at
   no interest, Due March 31, 2006                                     $20,000

15. Please clearly disclose under the Related Transactions section the status and terms of any outstanding loans from management. Please file agreements with management as exhibits.

Response

The only loan from management is the Line of Credit with Avante Holding Group, Inc. The agreement is reflected in Exhibit 10.16, and as amended in Exhibit 10.22.

16. Where you disclose that a portion of your short-term debt will be converted to equity as part of this filing, please also state that this registration statement is registering the resale of the common stock underlying this convertible debt rather than registering the conversion of the debt.

Response

The following modification, as previously discussed in Question 14, to the current discussion has been added:

      As of December 31, 2005, the short-term debt balance of Two Million Six Hundred Twenty-Eight Thousand Five Hundred and Ninety-Four ($2,628,594) Dollars (does not include the current portion of the long-term debt) include One Million Six Hundred Ninety-Nine Thousand Four Hundred and Eighty-Six ($1,699,486) Dollars will convert to equity as part of this filing and the shares will be registered accordingly. This registration statement is registering the resale of the common stock underlying this convertible debt rather than registering the conversion of the debt.

      Description of Business, page 19

17.   Please disclose what Sip Tech, Inc. is.

Response

Please note the clarification to the name of the organization. We've revised the name to correctly show as SIPSTech, Inc. www.sipstech.com a provider of SIPS technologies headquartered in Calgary, Canada.

      Regulatory Matters, page 21

18. We partially reissue comment 23 of our February 8, 2006 letter. If you are not subject to federal regulations, please delete the reference. Otherwise, clearly disclose those federal standards. We Note the reference to HUD approval but no corresponding discussion of federal standards.

Registration Statement on Form SB-2D
Response to SEC letter dated April 25, 2006
File No. 333-128191

Response

We have removed the reference of HUD approval in this filing on page 22 under the Regulatory Matters section. Our Company's ACTech PanelTM is not regulated by any federal standard. The ACTech PanelTM is regulated by the local building code that is adopted and implemented by each state and its building officials.

      Product Distribution and Customers, page 22

19. The disclosure in this section should be better organized to facilitate investor understanding of your product distribution. Disclose all the material terms of and territories covered by each of your distribution contracts. Based on the current disclosure, it seems as if your contracts with Alternative Construction Options, LLC, and Southern Building Systems cover domestic territories while the contracts with International Construction Technologies and GRSC cover international territories. Please clarify.

Response

As our Company has revised its intent to transact business internationally at this time, we have removed all language in this section relevant to ICT and GRSC and their non material agreements that were identified in earlier filings. To date these contracts have not generated any sales or product orders in any country or in the United States, nor do we anticipate any sales or revenue to be generated from these agreements. Therefore, our Company feels these agreements are not material to this filing.

All other distributor agreements listed in this filing and currently in place with ACC are non exclusive terms and are subject to transacting business solely in the United States.

20. Please update your discussion to include the percentage of your business that is from Nelson, LC and SouthEast Modular. Furthermore, it seems as if you intended to refer to three distributors here who sold modular classrooms to Mobile Modular. Please clarify, and include the name of the third company. Please also clarify, if true, that you do not have any distribution agreement with these companies. We assume this to be the case based on your disclosure that you produce products for these three companies based on purchase orders.

Response

The filing was updated to reflect the percentage of business that was represented by purchases from Nelson, LC. SouthEast Modular was deleted from the filing as there have been no orders placed by SouthEast Modular during 2006. The following statement was added to the section Product Distribution and Customers:

..... For the three months ended March 2006, 66.5% of the company's  business was from  Nelson,  LC in Orlando,  Florida,  that built and sold  modular  classroom
facilities  within  the  State  of  Florida.  Ultimately,   Nelson,  LC  has  an
arrangement  with Mobile  Modular,  a subsidiary  of McGrath  Rental Corp (NYSE:
MGRC), whereby they sold the completed building to Mobile Modular who leased them to various counties and agencies within the Florida Department of
Education.......

21. Please disclose which country you have shipped product to and which other two countries you plan to ship product to by June 2006 via International Construction Technologies. Please also reconcile disclosure in the second paragraph of this section, which states that ICT has exclusive distribution rights within named regions throughout the world, with disclosure in the third paragraph which states that it has exclusive rights in any country where it delivers a valid order.

Registration Statement on Form SB-2D
Response to SEC letter dated April 25, 2006
File No. 333-128191

Response

We have sold panels in Mexico, Canada, Turkey, Columbia, Guyana, Barbados, Jamaica, Belize, and Kazakhstan. The panels that were sold and shipped in 2005 were to Mexico and Kazakhstan. These two sample orders were one time shipments outside of the agreement between ICT and ACC. In 2006, our Company has not shipped, nor do we have any orders placed to be shipped to any country outside of the United States.

We have removed all language in this section relevant to ICT as our Company's sales focus has changed to transact business solely in the United States at this time. As previously indicated elsewhere in this response - to date this contract has not generated any sales or product orders in any country or in the United
States, nor do we anticipate any sales or revenue to be generated from these agreements. We feel the ICT agreement is not material to this filing as it is no longer in place. There are no other active distributor agreements currently in place with exclusive rights to any international country or within the United States.

22. Elaborate on the terms of your contract with GRSC. For example, if you have given exclusive rights to distribution in various regions of the world to ICT, then it appears that the GRSC contract must be limited to other regions.

Response

We have removed all language in this section relevant to GRSC as our Company's sales focus has changes to transact business solely in the United States at this time. As previously indicated elsewhere in this response - to date this contract has not generated any sales or product orders in any country or in the United
States, nor do we anticipate any sales or revenue to be generated from these agreements. We feel the GRSC agreement is not material to this filing as it is no longer in place. There are no other active distributor agreements currently in place with exclusive rights to any international country or within the United States.

23. Please clarify whether there is any affiliation between Alternative Construction Company and Alternative Construction Partners. Also explain what you mean when you say that ProSteel "provides cash flow for ACP. . ."

Response

On March 31, 2006 the agreement between ACP and ProSteel was canceled and all employees involved in the day to day operations were brought on to staff at ProSteel. We have removed the language stated above in your question located in this filing because it is no longer material due to the contract cancellation between to companies.

      Competition, page 22

24. Your cover letter response to comment 27 differs from you prospectus. In your cover letter you reference Michael Morley as the source of the statistics on industry size in this section but cite William Wachtel and the Structural Insulated Panel Association as the source of these statistics. Please clarify. Also, supplementally confirm whether all references were derived from publicly available reports or prepared for use in connection with this registration statement.

Registration Statement on Form SB-2D
Response to SEC letter dated April 25, 2006
File No. 333-128191

Response

The language in the prospectus and current filing is accurate. Please disregard the scrivmars' error in the cover letter response you reference above. All information is available publicly and said locations of the information are sited within this filing appropriately -

William Wachtler, executive director of the Structural Insulated Panel Association ("SIPA"), was quoted in Forbes magazine in an article titled "Foam" written by David Armstrong in June 21, 2004 edition and other statistics are available at www.sipa.org.

Statistics from Michael Morley may be found his book Building With Structural Insulated Panels (SIPS), Strength and Energy Efficiency Through Structural Panel Construction, Michael Morley, The Taunton Press, 2000.

      Suppliers, page 23

25.   Your  reply  to  comment  31 of  our  February  8,  2006  letter  was  not responsive. Please clarify whether you have executed agreements with Phoenix Metals Company and Dow Chemical, Inc. If so, please file those agreements as exhibits and disclose their material terms in the prospectus. Additionally, please explain what you mean by the term "credit limit" and file the personal guarantees of Mr. Hawkins and Avante Holding Group, Inc. as exhibits.

Response

The Company does not have executed agreements with either Phoenix Metals Company or Dow Chemical, Inc. The term "credit limit" previously used has been changed to be "credit line" which is the proper term. At this time, the Company has elected to pay Dow Chemicals on a cash basis with its orders in order to receive discounted terms. Therefore, the reference to Dow Chemical, Inc. has been deleted from the paragraph. The Guarantee is attached as Exhibit 10.23. The revised paragraph reads as follows:

We maintain a $500,000 credit line with one primary vendor (Phoenix Metals, Inc.) who supply raw materials. The credit line with Phoenix Metals is secured by a personal guarantee of the Chief Executive Officer, Michael W. Hawkins. The terms of payment for the credit line is standard 30 day terms upon receipt of invoice with no discount.

      Management, page 25

26.   Please  disclose  the  nature  of  the  business   operations  for  Adyton
      Technologies,   Global   Fasteners,   LLC,   Galen  Uniphyd   Health  Plan
      Corporation.

Response

Adyton Technologies is a company that manufactures wellness products, Global Fasteners, LLC is a company that manufacturer of screws (hardware) and Galen Uniphyd Health Plan Corporation is a Physician Services Organization.

Registration Statement on Form SB-2D
Response to SEC letter dated April 25, 2006
File No. 333-128191

      Security Ownership of Certain Beneficial Owners and Management, page 26

27.   Please update this table to the latest practicable date.

Response

The table published in the submission dated June 15, 2006 is current as of the filing of this response.

      Certain Relationships and Related Transactions, page 28

28. Please disclose the interest rate on the convertible note entered into with Paul Janssen.

Response

We have modified the paragraph to read as follows:

Paul Janssens, the former CEO and Chairman of ACT (the Company's Predecessor), contracted with ACC for the assignment of the United States rights to the ACT product patents in exchange for 1,500,000 shares of Series A preferred stock. By virtue of the acquisition of ACT by ACC, the United States and international rights to the ACT product patents formerly held by Paul Janssens have become the property of ACC. In addition, the company owes Mr. Janssens Six Hundred Twenty Nine Thousand Eight Hundred and Twenty-Four ($629,894) Dollars as evidenced by a convertible Promissory Note with interest at the rate of 12% per annum. Mr. Janssens has no other agreement with the company or its affiliates, and is not involved in the operations of the Company or its subsidiaries.

29. Please update the status of the Revolving Credit Agreement with Avante to the latest practicable date.

Response

We have modified the paragraph to read as follows:

The Revolving Credit Agreement between the Company and Avante provides the Company with a $500,000 line of credit with interest at the rate of prime plus 4%. The term of the Agreement is from November 1, 2004 through October 31, 2005. The lender can extend the Agreement for one year at its option. Avante extended the Agreement at October 31, 2005 for one additional year. The balance as of May 31, 2006 was $830,984. As this balance exceeded the $500,000 limit of the LOC, an amendment (see Exhibit 10.22) has been added to the LOC extending the total LOC to $1,000,000.

      Selling Shareholders, page 29

30. We do not understand your statement in the first paragraph of this section that "assuming all the shares registered below are sold by the selling stockholders, the selling stockholders will not continue to own any shares of our common stock." It appears that many of the selling stockholders will indeed continue to hold shares of your common stock after selling the shares covered by this registration statement. Please advise and revise as necessary to clarify this information.

Registration Statement on Form SB-2D
Response to SEC letter dated April 25, 2006
File No. 333-128191

Response

The sentence has been omitted as it was included in error. The revised paragraph reads as follows:

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants.

31. Please reconcile the number of shares listed as being offered in this table, 3,969,301, with the number of shares listed on the cover page of the prospectus, 4,177,571.

Response

The corrections have been made in the table which correctly corresponds with the 4,177,571.

32. We note that you have deleted the statement in footnote 1 in your previous amendment that all selling shareholders, other than debt conversion and warrant holders, were issued shares as part of founders stock. Please include another column to your selling shareholder table or other manner of disclosure that states clearly how and when each selling shareholder obtained their shares. In this regard, we note that the number of shares being offered has increased by 208,270 shares in this latest amendment. We also note the disclosure under NOTE 14 - Subsequent Events - to the financial statements that on February 7, 2006, Antoinette Pace and James Beshara executed a note payable with you for $200,000 and on March 9, 2006, Sharon Beshara executed a note payable with the Company for $90,000. We note further that on March 17, 2006, PhoenixSurf.com executed a note payable with you for $75,000 and that the note is convertible into common stock at the time of registration at the per share price of $2.65. Clarify whether the first two notes are convertible and, if so, whether the shares underlying all of these convertible notes are being registered for resale. This may also require revisions to the disclosure under the Item 26. Recent Sales of Unregistered Securities section. We may have further comment.

Response

The notes with Antoinette Pace and James Beshara are not convertible. The increase in shares registered is a result of the shares into which the Phoenixsurf.com Note is convertible (28,302) and additional shares underlying convertible Notes (179,968) resulting from additional accrued interest.

We have added five footnotes to the Selling Shareholders Table, which more fully describe the manner in which each selling shareholder obtained its shares. In addition, we have expanded Item 26 to provide details for the issuance of shares.

33. Please disclose your response to comment 39 of our February 8, 2996 letter in the prospectus. Also, supplementally confirm that PhoenixSurf.com and JMB Associates are reporting companies or otherwise identify the natural person having voting and investment control over the shares owned by these companies.

Registration Statement on Form SB-2D
Response to SEC letter dated April 25, 2006
File No. 333-128191

Response

Neither PhoenixSurf.com or JMB Associates are reporting companies. PhoenixSurf.com is controlled by Jonathan Mikula of Atlanta, Georgia. JMB Associates is controlled by James Beshara of Sarasota, Florida. A listing of all companies that are shareholders of common stock are identified in Footnote 10 to be selling shareholders table including Company Name, Officer, Director, and Significant Shareholders.

      Warrants and Stock Options, page 34

34. We have reviewed your response to our prior comment 79 in our letter dated October 5, 2005. Given that your warrants appear to be "in the money", it is unclear to us how you concluded that the warrants have no value. Please explain.

Response

As we previously advised the staff, in the Company's view, since there is no market for the Company's shares, the valuation of the Warrants at zero is correct. If a market for the Company's shares develops in the future and if the underlying shares are subject to a current registration statement, the Company will record the necessary income associated with any exercise.

      Consolidated Statement of Operations and Deficit, page F-4

35. We note that you have separately presented basic and diluted net loss per share. In situation where the inclusion of dilutive securities in the computation of diluted EPS would have an anti-dilutive effect on earnings per share, the diluted weighted average common shares outstanding on the face of your statement of operations should be the same number as the basic weighted average common shares outstanding. Further, the number of incremental shares issuable upon conversion of your convertible preferred stock or convertible debt and the exercise of stock options and warrants that were not included in the diluted earnings per share because their effect would be anti-dilutive should be disclosed in a footnote to the financial statement. Reference paragraphs 38 and 40c of SFAS 128. Please update your Consolidated Statement of Operations and Deficit as well as your disclosure in Note 10 on page F-18.

Response

A correction has been made to reflect the Anti-Diluted EPS in the table separate from the Basic and Diluted EPS. Also, the Diluted EPS has been deleted from the Consolidated Statement of Operations and Deficit and the Basic and Diluted EPS have been corrected on the statement. The table in the Footnote has been changed to reflect his as shown below:

NOTE 10 - EARNINGS PER SHARE

The Company presents both basic and diluted earnings per share (EPS) amounts. Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted EPS Is based upon the weighted average number of common and common equivalent shares outstanding during the year which is calculated using the treasury stock method for stock options and assumes conversion of the Company's convertible notes. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation.

Registration Statement on Form SB-2D
Response to SEC letter dated April 25, 2006
File No. 333-128191

A reconciliation of net income and the weighted average number of common and common equivalent shares outstanding for calculating diluted earnings per share is as follows:

                                                                  For the Period
                                                                   January 21,
                                                                  2005 (date of
                                                                   acquisition)
                                                                     Through
                                                                   December 31,
                                                                       2005
                                                                  --------------

Numerator for basic (loss) per share, as reported                      (318,177)
Preferred stock dividends                                                    --
                                                                  --------------
(Loss) for basic EPS calculations                                      (318,177)
                                                                  --------------

Effect of dilutive securities, as reported
    Interest on convertible debt                                        127,276

DILUTED (LOSS) FOR EPS CALCULATIONS                                    (190,901)

WEIGHTED AVERAGE NUMBER OF SHARES FOR BASIC EPS                       5,999,079

Effect of dilutive securities, as reported
    Stock options                                                       356,977
    Warrants                                                          2,973,837
    Convertible debt                                                  1,116,981
                                                                  --------------
                                                                     10,446,874
                                                                  --------------

DILUTED (LOSS) PER SHARE
    Basic and Diluted EPS                                         $       (0.05)
                                                                  --------------

    Anti-Diluted EPS                                              $       (0.02)
                                                                  --------------

     Consolidated Statement of Cash Flows, page F-6

36. Revise to include supplemental disclosures regarding interest and taxes paid as well as non-cash investing and financing activities. Reference SFAS 95.

Response

Revisions to the Consolidated Statement of Cash Flows have been made to reflect the additional disclosure for cash paid for interest and for taxes.

      Note 1. Summary of Significant Accounting Policies
      Organization and Operation, page F-7

Registration Statement on Form SB-2D
Response to SEC letter dated April 25, 2006
File No. 333-128191

37. In your discussion of the purchase price of ACT, you state that the cost of the acquisition after net adjustments was $879,894 of which $750,000 was Series A Preferred Stock. This statement does not appear to reconcile to your subsequent table where you present the components of the purchase price that total $2,129,894. Please clarify or revise.

Response

In Note 1, it states that ACC paid $1,500,000 in Preferred Stock ($750,000 for ACT and $750,000 for the assets of QMS) and $1,000,000 in cash ($500,000 for ACT and $500,000 for the assets of QMS), for a total of $2,500,000 or $1,250,000 for each. Note 1 continues by describing that after final due diligence, the notes payable (the cash portion, as stated, was converted to notes payable) was reduced by $370,106 for a net notes payable of $629,894. Note 1 continues by stated that "The acquisition of the assets of QMS did not change." Therefore, the note of $500,000 to ACT was reduced by the $370,106 leaving a balance of $129,894. Taking the net balance of $129,894 plus the Preferred Stock of $750,000 for ACT, the total paid to ACT was $879,894.

      Accounts Receivable, page F-10

38. We note your net due balance from factor of $92,543 which does not agree with your balance sheet amount on page F-2 of $227,920. Please clarify or revise.

Response

The Footnote was correctly stated. The Consolidated Balance Sheet and the Consolidated Statement of Cash Flows have been modified to reflect the correct reporting of $92,543 as the Due from Factor, Net balance.

      Note 6. Notes Payable, page F-15

39. We note your disclosure on page 17 that your short-term debt balance includes $1,699,486 that will convert into equity as part of this SB-2 filing. Please supplementally provide us a reconciliation of this amount to the amounts disclosed in your debt footnote.

Response

The amount shown at page 17 was incorrect. The short term convertible debt amount at December 31, 2005, and as reflected in Note 6 to the Consolidated Financial Statements, was $1,726,127 as shown below:

   Name                                     Original      Interest     Total Due
   ----                                     --------      --------     ---------
JMB Associates                               250,000        38,342       288,342
JMB Associates                               380,000        34,481       414,481
Paul Janssens                                529,894            --       529,894
Avante                                       350,000            --       350,000
Cecil Harmon                                  10,600           452        11,052
South Residential Enterprises                 92,888        19,470       112,358
Steves Rodriguez                              20,000            --        20,000
                                           ---------      --------     ---------
     Total                                 1,633,382        92,745     1,726,127

Registration Statement on Form SB-2D
Response to SEC letter dated April 25, 2006
File No. 333-128191

40. We have reviewed your response to our prior comment 48. However, we note your disclosure on page 33 indicating that the right to pay your convertible notes in cash requires the consent of the lender. Paragraph 4 of EITF 00-19 defines conventional convertible instruments as ones where the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash at the discretion of the issuer. Therefore, it is unclear to us how you concluded that your debt is a conventional convertible instrument. Please clarify. If you conclude that your debt instruments are not conventional convertible instruments, please tell us how you have considered paragraphs 12 to 32 of EITF 00-19 to determine that the conversion option of your notes should be bifurcated from the host instrument and account for as an embedded derivative. In this regard, please ensure that you separately consider the terms of each and every one of your convertible debt instruments.

Response

We have corrected the comment for a misstatement in the prior filing. The conversion option is only available for the Company, not the lender. The revision is as follows:

      On January 22, 2005 the Company entered into a convertible promissory note with Southern Residential Enterprises (Willis Kilpatrick) in the amount of ninety-three thousand eight hundred and eighty-eight dollars ($93,888) with a one year maturity date at an interest rate of 18 percent per year. The total interest due, as of December 31, 2005, is eighteen thousand four hundred and seventy dollars ($18,470). In accordance with the terms of the agreement, the debentures, with accrued interest, will be converted into common stock of the Company during an initial SB-2 filing process. The Company retains the right to pay the note in its entirety. The note converts at $0.50 per share and contains no anti-dilution clauses. The term of the debenture is one year. Subsequently, the note was extended for one additional year.

      The Company entered into two convertible promissory notes with JMB & Associates, LLC, in the amount of two hundred and fifty thousand dollars ($250,000) and three hundred and eighty-thousand dollars ($380,000) with maturity dates of September 15, 2005. The first debenture was signed on February 23, 2005 and contained an interest amount of 18% per year. The second debenture of $380,000 was signed on June 30, 2005 containing an annual interest rate of 18 percent. The consolidated total interest due as of December 31, 2005 is seventy-two thousand eight hundred and twenty-three dollars ($72,823). In accordance with the terms of the agreement, the debentures, with accrued interest, will be converted into common stock of the Company during an initial SB-2 filing process. The Company retains the right to pay the note in its entirety. The note converts at $2.00 per share and contains no anti-dilution clause. The notes have been extended until June 1, 2006.

      Note 13. Stock Option Plan, page F-20

41. We have reviewed your response to our prior comment 80 in our letter dated October 5, 2005. It is unclear to us how you determined that the options had no value. Please explain. In this regard, tell us how you determined that the fair market value of the options was $0.75 at grant date considering that it appears that the fair market value of your common stock is now $2.65 per share. Also tell us what consideration you gave to the fact that options were given to non-employees.

Registration Statement on Form SB-2D
Response to SEC letter dated April 25, 2006
File No. 333-128191

Response

We corrected the wording in the Footnote regarding fair market value of the options as the options do not have a fair market value. The $0.75 is an arbitrary exercise value set by management. The correction is reflected below:

Options granted under the 2004 incentive stock option plan are exercisable at the exercise price of grant and, subject to termination of employment, expire October 31, 2014, are not transferable other than on death, and vest in three unequal annual installments commencing at various times from the date of grant. A summary of the Company's stock option plan as of December 31, 2005 is presented below:

                                                                 2005
                                                         ---------------------
                                                                      Weighted
                                                                       Average
                                                                      Exercise
                                                        Shares         Price
                                                      ---------       --------
Outstanding at the beginning of the year                800,000         0.25

Granted                                               1,200,000         0.75

Forfeited                                                    --

Exercised                                                    --
                                                      ---------

Outstanding at the end of the year                    2,000,000         0.55
                                                      =========

Options exercisable at the end of the year              400,000
                                                      =========

Combined Statements of Cash Flows, page F-28

42. We note your response to our prior comment 41. However, the amounts you have included as shareholder advances still do not appear to agree with the disclosures in your Combined Statements of Shareholders' Equity on page F-27 or in Note 6 on page F-32. Please revise as appropriate.

Response

      In the audit for the Predecessor for the Twelve Months Ended December 31, 2004 and 2003, the Combined Statements of Shareholders' Equity (shown below) does agree with Note 6 (also shown below) in regards to shareholder advances.

Registration Statement on Form SB-2D
Response to SEC letter dated April 25, 2006
File No. 333-128191

                                                                                   Total
                                                            Retained Earnings    Shareholders'
                               Common    Additional Paid-    (Deficit) and        Equity and
                               Stock          in Capital     Member Deficit     Member Deficit
                              ------         ------------    --------------     --------------
Balance, January 1, 2003      $  500         $  5,717,498    $   (4,723,289)    $      994,709
Member contributed capital                         10,000                               10,000
Shareholder loans                                 759,217                              759,217
Net loss                                                         (1,056,536)        (1,056,536)
                              ------         ------------    --------------     --------------
Balance, December 31, 2003    $  500         $  6,486,715    $   (5,779,825)    $      707,390
Shareholder loans                                 859,547                              859,547
Net loss                                                           (889,000)          (889,000)
                              ------         ------------    --------------     --------------
Balance, December 31, 2004    $  500         $  7,346,262    $   (6,668,825)    $      677,937


Note 6 - Shareholders Loan Payable/Additional Paid-in Capital:

During the years ended December 31, 2004 and 2003, the Company received advances of $859,547 and $759,217, respectively. These advances were used principally to cover payroll and other operating costs. The shareholder previously agreed that all advances would be considered additional paid-in capital.

      Item 26. Recent Sales of Unregistered Securities

43. In light of your response to comment 50 of our February 8, 2006 letter, please disclose all of the information required by Item 701 of Regulation S-B.

Response

Item 26 has been amended to provide the information required by Item 701 of Regulation S-B.

      Exhibit 10.22

44.   Please file an English language translation of exhibit 10.22.

Response

Exhibit 10.22 has been removed from the filing as it is no longer relevant to our business or this filing. See other comments throughout this response notating the redirection of Company's sales plan to focus solely on business in the United States and not international sales at this time.

      Legal Opinion

45. Please file an updated legal opinion taking into account the increase in shares being registered for resale.

Registration Statement on Form SB-2D
Response to SEC letter dated April 25, 2006
File No. 333-128191

Response

The revised legal opinion is included with this filing.



                                    Very truly yours



                                    Thomas G. Amon